UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tyme Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90238J103

(CUSIP Number)

January 7, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90238J103

1.	Names of Reporting Persons. Eagle Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,000,000 shares(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,000,000 shares(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Consists of 10,000,000 shares of common stock that the Issuer issued and sold to Eagle Pharmaceuticals, Inc. pursuant to a Securities Purchase Agreement, dated January 7, 2020 (the “SPA”).

(2)  This percentage is calculated based on 122,533,905 shares of common stock outstanding as of January 7, 2020, based upon a representation by the Issuer in the SPA, which was filed as Exhibit 10.1 to the Issuer’s Form 8-K, filed on January 8, 2020.

SCHEDULE 13G

CUSIP No. 90238J103

Item 1.
	(a)	Name of Issuer: Tyme Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 17 State Street, 7th Floor New York, NY 10004

Item 2.
	(a)	Name of Person Filing: Eagle Pharmaceuticals, Inc.
	(b)	Address of Principal Business Office or, if none, Residence: 50 Tice Boulevard, Suite 315 Woodcliff Lake, NJ 07677
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share
	(e)	CUSIP Number: 90238J103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G

CUSIP No. 90238J103

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of January 7, 2020:
(a) Amount beneficially owned See Row 9 of cover page.
(b) Percent of class: See Row 11 of cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

SCHEDULE 13G

CUSIP No. 90238J103

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eagle Pharmaceuticals, Inc.

Date: January 17, 2020	/s/ Scott Tarriff
Scott Tarriff
Chief Executive Officer